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EXHIBIT 99.1

FALCONBRIDGE LIMITED

CONSOLIDATED STATEMENT OF INCOME

(US$ millions, unaudited)

	Three months ended March 31
	2006	2005
Revenues	$2,858	$1,894

Operating expenses
Mining, processing and refining costs	743	595
Purchased raw materials	1,207	722
Depreciation, amortization and accretion	169	118

	2,119	1,435

Income generated by operating assets	739	459
Interest expense, net	32	28
Corporate and general administration	24	17
Research, development and exploration	11	11
Minority interest in earnings of subsidiaries	2	94

Income before undernoted	670	309
Other expense (income)	(14)	1
Tax expense	222	124

Net income from continuing operations	$462	$184
Discontinued operations, net of tax	—	8

Net income	$462	$176
Dividends on preferred shares	6	3

Net income attributable to common shares	$456	$173

Net income per common share — Basic
Continuing operations	$1.23	$0.61
Discontinued operations	—	(0.03)

Net income	$1.23	$0.58

Net income per common share — Diluted
Continuing operations	$1.21	$0.60
Discontinued operations	—	(0.03)

Net income	$1.21	$0.57

Basic weighted average number of shares — 000s	371,729	296,856
Diluted weighted average number of shares — 000s	378,694	304,815

FALCONBRIDGE LIMITED

CONSOLIDATED BALANCE SHEETS

(US$ millions, unaudited)

	Mar. 31 2006	Dec. 31 2005
Assets
Current assets
Cash and cash equivalents	$1,000	$886
Accounts receivable	1,269	1,007
Metals and other inventories	1,788	1,708

	4,057	3,601
Operating capital assets	6,728	6,803
Development projects	1,794	1,707
Investments and other assets	297	307

	$12,876	$12,418

Liabilities and Shareholders' Equity
Current Liabilities
Accounts and taxes payable	$1,668	$1,691
Debt due within one year (Note 8)	853	353

	2,521	2,044
Long-term debt	2,534	2,598
Preferred share liabilities	376	876
Future income taxes	1,264	1,156
Asset retirement obligation, pension and other provisions	651	659
Stockholders' interests:
Interests of other shareholders	56	54
Shareholders' equity (Note 9)	5,474	5,031

	$12,876	$12,418

FALCONBRIDGE LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(US$ millions, unaudited)

	Three months ended March 31
	2006	2005
Cash realized from (used for):
Operations
Net income	$462	$176
Charges (credits) not affecting cash:
Depreciation and amortization	158	125
Future taxes	63	75
Minority interest	2	94
Foreign exchange, and other	(17)	(19)

	668	451
Net change in accounts receivable, inventories and payables	(322)	(66)

Cash from operations	346	385

Investment activities
Capital investments	(156)	(110)
Investments and advances	—	(3)
Proceeds on dispositions	11	3

Cash used in investment activities	(145)	(110)

Financing activities
Long-term debt, including current portion
Issued	1	13
Repaid	(57)	(154)
Issue of shares — common	14	8
Dividends paid	(45)	(33)
Issue of shares — minority shareholders	—	16
Dividends paid to minority shareholders	—	(9)

	(87)	(159)

Increase in cash and cash equivalents	114	116
Cash and cash equivalents, beginning of period	886	884

Cash and cash equivalents, end of period	$1,000	$1,000

FALCONBRIDGE PRODUCTION AND SALES VOLUMES SUMMARY FOR THREE MONTHS ENDING MARCH 31

	Copper Bus. Unit		Nickel Bus. Unit		Zinc Bus. Unit		Aluminum Bus. Unit
	2006 Q1	2005 Q1	2006 Q1	2005 Q1	2006 Q1	2005 Q1	2006 Q1	2005 Q1	TOTAL 2006 Q1	TOTAL 2005 Q1
	(tonnes or thousands of ounces)
PRODUCTION (contained basis)
Mine
Copper	104,834	106,938	8,900	8,561	2,306	1,335	—	—	116,040	116,834
Nickel	—	—	12,639	14,050	—	—	—	—	12,639	14,050
Ferronickel	—	—	6,879	6,474	—	—	—	—	6,879	6,474
Zinc	37,563	47,598	—	—	64,810	67,067	—	—	102,373	114,665
Lead	—	—	—	—	19,005	18,893	—	—	19,005	18,893
Bauxite (tonnes of bauxite)	—	—	—	—	—	—	627,531	462,917	627,531	462,917
Alumina (contained Al)	—	—	—	—	—	—	145,931	150,876	145,931	150,876
Molybdenum	842	431	—	—	—	—	—	—	842	431
Cobalt	—	—	287	305	—	—	—	—	287	305
Silver	1,868	1,749	—	—	1,707	1,638	—	—	3,575	3,387
Smelter
Copper — anodes	151,167	125,611	—	—	—	—	—	—	151,167	125,611
Refined
Copper — cathodes	143,070	121,585	10,079	8,952	—	—	—	—	153,149	130,537
Nickel	—	—	21,547	21,456	—	—	—	—	21,547	21,456
Ferronickel	—	—	6,879	6,474	—	—	—	—	6,879	6,474
Zinc	37,336	37,965	—	—	15,421	16,713	—	—	52,757	54,678
Lead	—	—	—	—	22,399	21,594	—	—	22,399	21,594
Aluminum	—	—	—	—	—	—	62,334	61,373	62,334	61,373
Molybdenum	—	—	—	—	—	—	—	—	—	—
Cobalt	—	—	1,310	1,330	—	—	—	—	1,310	1,330
Silver	8,940	8,210	—	—	—	—	—	—	8,940	8,210
Gold	228	213	—	—	—	—	—	—	228	213
Fabricated Products
Aluminum Sheet and Foil	—	—	—	—	—	—	46,413	45,614	46,413	45,614

	Copper Bus. Unit		Nickel Bus. Unit		Zinc Bus. Unit		Aluminum Bus. Unit
	2006 Q1	2005 Q1	2006 Q1	2005 Q1	2006 Q1	2005 Q1	2006 Q1	2005 Q1	TOTAL 2006 Q1	TOTAL 2005 Q1
	(tonnes or thousands of ounces)
SALES1 (payable basis)
Mine
Copper	70,027	59,645	2,516	6,679	—	—	—	—	72,543	66,324
Nickel	—	—	—	—	—	—	—	—	—	—
Zinc	6,335	15,150	—	—	68,359	94,823	—	—	74,694	109,973
Lead	—	—	—	—	6,631	4,751	—	—	6,631	4,751
Bauxite (tonnes of bauxite)	—	—	—	—	—	—	251,221	207,552	251,221	207,552
Alumina (contained Al)	—	—	—	—	—	—	86,841	89,656	86,841	89,656
Molybdenum	939	592	—	—	—	—	—	—	939	592
Cobalt	—	—	—	—	—	—	—	—	—	—
Silver	459	380	—	—	398	328	—	—	857	708
Smelter
Copper — anodes	60,420	31,198	—	—	—	—	—	—	60,420	31,198
Refined
Copper — cathodes	150,373	119,951	10,653	8,798	—	—	—	—	161,026	128,749
Nickel	—	—	21,372	21,266	—	—	—	—	21,372	21,266
Ferronickel	—	—	8,234	6,515	—	—	—	—	8,234	6,515
Zinc	35,152	40,932	—	—	—	—	—	—	35,152	40,932
Lead	—	—	—	—	23,030	21,723	—	—	23,030	21,723
Aluminum	—	—	—	—	—	—	56,419	56,628	56,419	56,628
Cobalt	—	—	1,072	874	—	—	—	—	1,072	874
Silver	8,571	8,314	—	—	—	—	—	—	8,571	8,314
Gold	158	184	—	—	—	—	—	—	158	184
Fabricated Products
Aluminum Sheet and Foil	—	—	—	—	—	—	46,413	45,614	46,413	45,614

REALIZED PRICES[2]	2006 Q1	2005 Q1
Copper (US$/lb)	2.29	1.54
Nickel (US$/lb)	6.84	7.03
Ferronickel (US$/lb)	6.63	6.70
Zinc (US$/lb)	1.07	0.63
Lead (US$/lb)	0.63	0.49
Aluminum (US$/lb)	1.13	0.92
Molybdenum (US$/lb)	22.25	30.43
Cobalt (US$/lb)	12.41	17.44
Silver (US$/oz)	9.33	7.17
Gold (US$/oz)	551.88	434.59
REALIZED EXCHANGE RATE
US$ equivalent of Cdn$1.00	0.87	0.82

Note: 2005 production and sales figures have been restated to conform to the current year's presentation.

Note 1: Sales are defined as sales to third parties and are net of all intra-company transfers.

Note 2: Realized prices are the average from all sales across all business units

Detailed production and sales volume reports by business unit are available in the Supplemental Slides presentation accessible on Falconbridge's website at www.falconbridge.com in the Investor Relations >> Quarterly Earnings section.

Louvicourt Mine Production — 2005
 Not included in the above totals are Falconbridge's share of production from the now closed Louvicourt copper/ zinc mine. The Louvicourt mine produced the following volumes of metal contained in concentrate that was transferred to the Horne smelter.

(Falconbridge's equity share of contained tonnes or millions of ounces)

Production:	Q1 - 2005
Copper	3,321
Zinc	2,588
Silver	66

FALCONBRIDGE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Millions of US dollars, except per share amounts and as otherwise indicated)
(Unaudited)

1.     ACCOUNTING POLICIES

        These unaudited interim consolidated financial statements have been prepared using disclosure standards appropriate for interim financial statements and do not contain all the explanatory notes, descriptions of accounting policies or other disclosures required by Canadian generally accepted accounting principles for annual financial statements. Such notes, descriptions of accounting policies and other disclosures have been included in Falconbridge Limited's 2005 annual consolidated financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with Falconbridge's audited annual consolidated financial statements and the accompanying notes included in the 2005 Annual Report.

        As is further described in Note 2, during 2005 Noranda Inc. ("Noranda") acquired all of the issued and outstanding common shares of Falconbridge Limited ("the former Falconbridge") that it did not previously own. On June 30, 2005, Noranda amalgamated with the former Falconbridge and the newly amalgamated company ("Falconbridge" or the "Company") was continued under the name Falconbridge Limited.

2.     BUSINESS COMBINATION

        On June 30, 2005, the Company completed the two-step acquisition of 41.5% of all the issued and outstanding common shares of the former Falconbridge that it did not previously own, pursuant to the offer to purchase dated March 9, 2005. The acquisition was completed by way of an amalgamation of Noranda Inc. and the former Falconbridge Limited ("the Amalgamation") and the newly amalgamated company is continued under the name, Falconbridge Limited. The acquisition was done on a share-exchange basis with one common share of the former Falconbridge exchanged for 1.77 common shares of the Company. The former Falconbridge is a producer of nickel, copper, cobalt and platinum and has mining and metallurgical operations mainly in Canada and South America.

        The first step of the acquisition was completed on May 5, 2005 when the Company successfully acquired 32.3% of all the issued and outstanding common shares of the former Falconbridge, increasing its ownership to 90.8% of the outstanding former Falconbridge common shares. On June 30, 2005, the Company completed the second step of the acquisition by proceeding with its intent to acquire the remaining 9.2% of the former Falconbridge common shares and assumed 100% of the preferred shares and stock options obligations of the former Falconbridge. The results of operation of the former Falconbridge from January 1, 2005 to May 4, 2005 have been included in the Company's consolidated statements of earnings at 58.5% and from May 5, 2005 to June 30, 2005 at 90.8%. Beginning July 1, 2005, 100% of the results from operations have been included in the Company's consolidated statement of earnings.

        The acquisition has been accounted for using the purchase method, whereby the purchase consideration was allocated to the estimated fair values of the assets acquired and liabilities assumed on the date of acquisition. The Company has not yet finalized the allocation of the purchase cost for the acquisition. The allocation of the purchase price related to this acquisition is preliminary and will be refined as information relating to the valuation of operating capital assets and development projects is finalized.

3.     STOCK-BASED COMPENSATION

        The Company has a stock option plan through which options may be granted to directors, officers and employees for the purchase of common shares. On the date of grant, the value associated with granted stock options is established using the Black-Scholes valuation model. The value is being charged to net income over its vesting periods.

        No new stock options were granted by the Company during the three months ended March 31, 2006. Corporate and general administration, for the three months ended March 31, 2006, include compensation costs of $2 (2005 — $1), relating to outstanding options.

4.     EXCHANGE GAINS AND LOSSES ON HEDGES OF FOREIGN-DENOMINATED EXPOSURES

        The majority of the Company's products are denominated in US dollars or indexed to US dollar prices. In addition, operating costs of the Company's assets are also denominated in their local currency and exposed to exchange volatility. From time to time, the Company may hedge its local currency costs using foreign currency exchange contracts.

        The Company's operating costs for the three months ended March 31, 2006 include realized exchange losses of $1 (2005 — gains of $20) from the settlement of various cost hedge contracts.

        Hedges of the foreign currency denominated monetary assets and liabilities, generated a gain of $13 (2005 — $1) for the three months ended March 31, 2006.

5.     CAPITALIZED INTEREST

        During the three months ended March 31, 2006, the Company capitalized $18 of interest costs associated with projects under development (2005 — $9).

6.     POST — EMPLOYMENT BENEFITS

        Post-employment benefit expenses for the three months ended March 31, 2006 and 2005 are summarized as follows:

Three months ended March 31,	2006	2005
Defined benefit plans	8	14
Defined contribution plans	4	3
Other benefits plans	9	7

	21	24

7.     SHAREHOLDERS' RIGHTS PLAN

        On March 21, 2006, the Company enacted a new shareholder rights plan, designed to prevent a bidder from acquiring control of the Company in a manner detrimental to shareholders. The rights issued under the rights plan become exercisable when a person, together with any parties related to it, acquires or announces its intention to acquire 20% or more of the Company's outstanding common shares without complying with the "Permitted Bid" provisions of the rights plan or without approval of the Board of Directors of the Corporation. Should such an acquisition occur, rights holders (other than the acquiring person and related persons) can purchase common shares of the Corporation at half the prevailing market price at the time the rights become exercisable. Under the rights plan, a Permitted Bid is a bid made to all holders of the Corporation's common shares for all of their shares. If at the expiry of the bid at least 50% of the outstanding shares, other than those owned by the offeror and certain related parties have been tendered, the offeror may take up and pay for the shares. The rights plan will not prevent an offer made to all shareholders for all of their shares.

8.     PREFERRED SHARES LIABILITIES

        On March 16, 2006, the Company announced that it will redeem a total of 20 million or $500, of its outstanding Junior Preference Shares on April 26, 2006 based upon shareholders of record on March 22, 2006. The Company will redeem 8 million Junior Preference Shares, Series 1, 8 million Junior Preference Shares, Series 2, and 4 million Junior Preference Shares, Series 3. Each Junior Preference Share will be redeemed at a price of $25.25 plus accrued and unpaid dividends for the period from April 1, 2006 to and including April 25, 2006. The Company will use cash balances to fund the redemption. This amount has been classified as a current liability as at March 31, 2006.

9.     SHAREHOLDERS' EQUITY

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(US$ millions)

	For the three month period ended March 31, 2006		For the year ended December 31, 2005
	Shares (000)	Amount	Shares (000)	Amount
Share capital
Authorized — an unlimited number of:
Preferred, Common and Participating shares
Issued:
Common Shares
Balance, beginning of period	370,688	$4,264	296,970	$2,107
Issued on exercise of stock options	1,171	20	3,486	52
Issued under dividend re-investment	—	—	65	1
Issued upon conversion of debentures	421	12	703	21
Repurchased	—	—	(63,377)	(451)
Issued under amalgamation (Note 2)	—	—	132,841	2,534

Balance, end of period	372,280	$4,296	370,688	$4,264

Preferred Shares, Series F
Balance beginning and end of period	3,246	59	3,246	59

Preferred Shares, Series G
Balance beginning and end of period	8,754	137	8,754	137

Preferred Shares, Series 1
Balance, beginning of period	90	1	—	—
Assumed through amalgamation (Note 2)	—	—	90	1

Balance, end of period	90	1	90	1

Preferred Shares, Series 2
Balance, beginning of period	4,787	78	—	—
Assumed through amalgamation (Note 2)	—	—	4,787	78

Balance, end of period	4,787	78	4,787	78

Preferred Shares, Series 3
Balance, beginning of period	3,123	51	—	—
Assumed through amalgamation (Note 2)	—	—	3,123	51

Balance, end of period	3,123	51	3,123	51

Contributed Surplus
Equity component of the convertible debentures		34		37
Stock option valuation		7		10

		41		47

Basic weighted average number of shares — 000s		371,729		339,756

Diluted weighted average number of shares — 000s		378,694		346,174

Retained earnings:
Balance beginning of period		$154		$231
Net income		462		872
Dividends: Common		(39)		(133)
Preferred		(6)		(17)
Cost of shares repurchased in excess of their stated values		—		(799)

Balance, end of period		571		154

Currency translation at end of period		240		240

Total shareholders' equity		$5,474		$5,031

10.   SEGMENTED INFORMATION

          The Company has four operating segments: Copper, Nickel, Zinc and Aluminum. Inter-segment sales and purchases are made at market prices and trade terms. Operating results and identifiable assets are presented below:

	Three Months ended March 31, 2006
	Copper	Nickel	Zinc	Aluminum	Other	Total
Revenues	$1,768	581	199	310	—	$2,858

Operating expenses
Mining, processing and refining costs	320	214	52	156	1	743
Purchase of raw materials	871	166	76	94	—	1,207
Depreciation, amortization and accretion	88	53	7	13	8	169

	$1,279	433	135	263	9	$2,119
Income (loss) generated by operating assets	$489	148	64	47	(9)	$739

Interest expense, net						(32)
Corporate and general administration						(24)
Research, development and exploration						(11)
Minority interest in earnings of subsidiaries						(2)

Income before undernoted						$670
Other income						14
Tax expense						(222)

Net Income						$462

Total assets,excluding cash and cash equivalents	$6,306	3,395	416	1,065	694	$11,876

Capital investments	$56	84	3	7	6	$156

	Three Months ended March 31, 2005
	Copper	Nickel	Zinc	Aluminum	Other	Total
Revenues	$968	535	119	271	1	$1,894

Operating expenses
Mining, processing and refining costs	242	170	50	139	(6)	595
Purchase of raw materials	440	142	54	85	1	722
Depreciation, amortization and accretion	55	29	9	12	13	118

	$737	341	113	236	8	$1,435

Income (loss) generated by operating assets	$231	194	6	35	(7)	$459

Interest expense, net						(28)
Corporate and general administration						(17)
Research, development and exploration						(11)
Minority interest in earnings of subsidiaries						(94)

Income before undernoted						$309
Other expense						(9)
Tax expense						(124)

Gain on sale of investment
Net income						$176

Total assets,excluding cash and cash equivalents	$4,550	2,047	394	1,008	783	$8,782

Capital investments	$48	48	1	7	6	$110

11.   Comparative Figures

        The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2006 consolidated statements.

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FALCONBRIDGE LIMITED CONSOLIDATED STATEMENT OF INCOME (US$ millions, unaudited)
FALCONBRIDGE LIMITED CONSOLIDATED BALANCE SHEETS (US$ millions, unaudited)
FALCONBRIDGE LIMITED CONSOLIDATED STATEMENTS OF CASH FLOWS (US$ millions, unaudited)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (US$ millions)